Exhibit 99.1

FOR IMMEDIATE RELEASE

CIPHER PHARMACEUTICALS ACQUIRES CANADIAN
COMMERCIALIZATION RIGHTS TO NOVEL ANTIBACTERIAL COMPOUND OZENOXACIN

- Company expands Canadian dermatology portfolio –

MISSISSAUGA, ONTARIO, January 7, 2015 — Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) (“Cipher” or “the Company”) today announced that it has licensed the Canadian rights to Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo, from Ferrer, a privately-held Spanish pharmaceutical company.

In 2013, Ferrer successfully completed a first phase III clinical trial of Ozenoxacin in adult and paediatric patients aged two years and older with impetigo. The study demonstrated the superiority of Ozenoxacin one per cent cream versus a placebo, applied topically twice daily for five days, on both the clinical and bacteriological endpoints by end of therapy visit. In addition, Ozenoxacin demonstrated a superior bacteriological cure compared to placebo by the second visit (day three-four). The trial also demonstrated that Ozenoxacin is safe and very well tolerated in the adult and paediatric populations (for details see Future Microbiol (2014) 9(9), 1013 - 1023).

Ferrer commenced a second phase III trial of Ozenoxacin in June 2014. The multicenter, randomized, double-blinded, clinical study comparing Ozenoxacin one per cent cream versus placebo will be conducted in approximately 412 patients aged two months and older with a clinical diagnosis of non-bullous or bullous impetigo. Ferrer anticipates that the second phase III trial will be completed by the end of Q1 2015.

“We are pleased to partner with Ferrer to bring this novel product to the Canadian market, targeting impetigo due to bacterial skin infections, which remains a common problem in infants and young children,” said Shawn O’Brien, President & Chief Executive Officer of Cipher. “Expanding our Canadian dermatology franchise is a key strategic priority for us, and we believe Ozenoxacin has high potential in the topical impetigo market.”

Under the terms of the agreement, Ferrer will receive an upfront payment and is eligible for development milestones and revenues from product sales in Canada. Ferrer will manufacture Ozenoxacin and deliver finished product to Cipher.

About Impetigo

Impetigo is a very common and highly contagious bacterial skin infection. Although it can affect anyone, it is most often found in preschool-aged children. The condition usually manifests itself as blisters or sores on the face, neck, hands, and trunk. Scratching may spread the lesions to other parts of the body and the infection is transmitted between individuals by direct contact with lesions, with nasal carriers or sharing of towels, etc.

There are two types of impetigo: bullous, which causes large, painless, fluid-filled blisters and non-bullous (70 per cent of cases), which is more contagious and causes sores that quickly rupture to leave a yellow-brown crust. Both the bullous and non-bullous forms of impetigo are primarily caused by Staphylococcus aureus, with Streptococcus pyogenes also commonly involved in the non-bullous form.

About Ozenoxacin

Ozenoxacin belongs to a new generation of non-fluorinated quinolones. It is undergoing clinical development as a topical one per cent cream for acute dermatological infections. The bactericidal action of Ozenoxacin has demonstrated excellent in vitro and in vivo antibacterial activity against a broad range of pathologically relevant bacteria, including methicillin-resistant Staphylococcus aureus strains and clinical isolates of organisms with emerging resistance to quinolones and other topical antibiotics.

The clinical efficacy of topical Ozenoxacin cream has previously been demonstrated in a first phase III study in impetigo patients, as well as a phase II dose-finding study in adult patients with secondarily infected traumatic lesions (SITLs). Extensive preclinical and clinical studies conducted in healthy subjects and adult and paediatric patients (aged two months and older) have demonstrated that topically formulated Ozenoxacin is efficacious, safe and well tolerated, exhibiting no dermal absorption and no evidence of the adverse effects associated with topically formulated halogenated quinolones.

Ferrer obtained exclusive worldwide rights (except China, Japan, Korea and Taiwan) to Ozenoxacin from Toyama. Ozenoxacin formulated as a one per cent topical cream is the subject of a number of granted and pending patent applications.

About Cipher Pharmaceuticals Inc.

Cipher Pharmaceuticals (NASDAQ:CPHR; TSX:CPH) is a growing specialty pharmaceutical company focused on dermatology. Cipher acquires products that fulfill high unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly or through partners. Cipher’s key product, a novel version of the acne medication isotretinoin, is marketed as AbsoricaTM in the U.S. and Epuris® in Canada. Since the Company was founded in 2000, Cipher has achieved regulatory marketing approval in the U.S. and Canada for all three original products and completed eight marketing partnerships, generating growing revenue streams and shareholder value. Cipher is building its dermatology franchise through product licensing and acquisitions.

About Ferrer

Founded in 1959, Ferrer is a privately-held Spanish pharmaceutical company. It is present in more than 90 countries, with 27 international affiliates. Ferrer is active in the pharmaceutical, health, fine chemicals and food sectors, key areas for contributing to people’s health and quality of life.

The main therapeutic areas covered by Ferrer’s pharmaceutical production are dermatology, cardiovascular, CNS, cancer, gastrointestinal, analgesics, bone metabolism, anti-infective, immunology, diagnostics, OTC and dermocosmetics.

For more information, visit: www.ferrer.com

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company’s Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

For more information, please contact:

Investors

In Canada:	In the United States:
Craig Armitage	Michael Moore
TMX Equicom	TMX Equicom
(416) 815-0700 ext 278	(858) 886-7813
carmitage@tmxequicom.com	mmoore@tmxequicom.com

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